ROPES & GRAY
                         One International Place
                     Boston, Massachusetts 02110-2624
                              (617) 951-7000


                                  February 23, 1996

Putnam Balanced Retirement Fund (the "Fund")
One Post Office Square
Boston, Massachusetts 02109

Gentlemen:

    You have informed us that you propose to offer and sell from time to time 10,360,815 of your shares of beneficial interest (the "Shares"), for cash or securities at the net asset value per share, determined in accordance with your Bylaws, which Shares are in addition to your shares of beneficial interest which you have previously offered and sold or which you are currently offering.

    We have examined copies of (i) your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Fund of such Shares.

    We assume that appropriate action will be taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities, and that the Notice will be timely filed with the Securities and Exchange Commission.

    Based upon the foregoing, we are of the opinion that:

    1. The Fund is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.

    2. Upon the issue of any of the Shares referred to in the first paragraph hereof for cash or securities at net asset value, and the receipt of the appropriate consideration therefor as provided in your Bylaws, such Shares so issued will be validly issued, fully paid and nonassessable by the Fund.

ROPES & GRAY
-2-

Putnam Balanced Retirment Fund              February 23, 1996

    The Fund is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable for the obligations of the Fund solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

    We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Securities Act of 1933, as amended, and the provisions of Rule 24e-2 under the Investment Company Act of 1940, as amended. We consent to the filing of this opinion with and as a part of Post-Effective Amendment No. 12 to your Registration Statement No. 2-96309.

                                  Very truly yours,

                                  /s/ Ropes & Gray

                                  Ropes & Gray